Filed Pursuant to Rule 433

Registration No. 333-296672

Issuer Free Writing Prospectus, dated June 10, 2026

PRICING TERM SHEET

June 10, 2026

PureCycle Technologies, Inc.

Offerings of

$250,000,000 Million Aggregate Principal Amount of 4.75% Convertible Senior Notes due 2032

17,661,388 Shares of Common Stock

The information in this pricing term sheet supplements (i) PureCycle Technologies, Inc.’s (“PCT”) preliminary prospectus supplement, dated June 10, 2026 (the “Convertible Notes Preliminary Prospectus Supplement”), relating to an offering of convertible senior notes (the “Convertible Notes Offering”), and (ii) PCT’s preliminary prospectus supplement, dated June 10, 2026 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and, in each case, the accompanying prospectus, dated June 10, 2026, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). This pricing term sheet supersedes the information in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement to the extent inconsistent with the information in the Convertible Notes Preliminary Prospectus Supplement and Common Stock Preliminary Prospectus Supplement, respectively. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to PCT and “common stock” refers to the common stock, par value $0.001 per share, of PCT.

Issuer:	PureCycle Technologies, Inc.

Ticker/Exchange for Our Common Stock:	“PCT” / Nasdaq Capital Market

Last Reported Sale Price per Share of the Common Stock on June 10, 2026:	$9.885

Convertible Notes Offering

Securities:	4.75% Convertible Senior Notes due 2032 (the “notes”)

Offering Size:	$250,000,000 million aggregate principal amount of notes (or $287,500,000 million aggregate principal amount if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full)

Maturity Date:	July 1, 2032, unless earlier converted, redeemed or repurchased

Issue Price:	100% of principal amount per note

Underwriting Discount:	3.0% of the principal amount of the notes, and $7.5 million in the aggregate (or approximately $8.6 million in the aggregate, if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full)

Interest:	4.75% per annum, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2027. We will pay additional interest, if any, at our election as the sole remedy relating to the failure to comply with our reporting obligations as described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Events of Default.”

Trade Date:	June 11, 2026

Settlement Date:

T+2; June 15, 2026

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisors.

Use of Proceeds:

We estimate that the net proceeds to us from the Convertible Notes Offering will be approximately $242.0 million (or approximately $278.3 million if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from the Convertible Notes Offering, together with the net proceeds from the Concurrent Stock Offering, if consummated: (i) to pay the approximately $246.3 million cost of repurchasing for cash approximately $216.0 million in aggregate principal amount at maturity of our 7.25% Green Convertible Senior Notes due 2030 (the “Green Convertible Notes”) in the Note Repurchase Transactions as described below; (ii) to repurchase additional Green Convertible Notes from time to time; and (iii) for working capital and other general corporate purposes. See “Use of Proceeds” in the Convertible Notes Preliminary Prospectus Supplement.

CUSIP/ISIN:	CUSIP: 74623V AD5 / ISIN: US74623VAD55

Denominations/Multiple:	$1,000/$1,000

Initial Conversion Rate:	90.2242 shares of common stock per $1,000 principal amount of notes

Initial Conversion Price:	Approximately $11.08 per share of common stock

Conversion Premium:	Approximately 35.0% above the Public Offering Price per Share of common stock in the Common Stock Offering (as set forth below)

Concurrent Note Repurchase Transactions:

Concurrently with the pricing of the notes, we entered into privately negotiated transactions to repurchase for cash approximately $216.0 million in aggregate principal amount at maturity of the Green Convertible Notes (including $50.0 million in aggregate principal amount at maturity of the Green Convertible Notes held by certain entities affiliated with Sylebra Capital Management (the “affiliated investors”)) for approximately $246.3 million (including approximately $57.0 million payable to the affiliated investors) (the “Note Repurchase Transactions”).

In connection with any Note Repurchase Transaction, we expect that the hedged holders will unwind all or part of their hedge positions by buying shares of our common stock, including pursuant to the Common Stock Offering, and/or entering into or unwinding various derivative transactions with respect to our common stock. The amount of our common stock to be purchased by the hedged holders or in connection with such derivative transactions may be substantial in relation to the historic average daily trading volume of our common stock. This activity by the hedged holders could increase (or reduce the size of any decrease in) the market price of our common stock, including concurrently with the pricing of the notes, which could have resulted in a higher effective conversion price for the notes. We cannot predict the magnitude of such market activity or the overall effect it will have on the price of the notes offered hereby or our common stock.

Sole Bookrunner:	Morgan Stanley & Co. LLC

Co-Manager	Cantor Fitzgerald & Co.

Listing:	None

Increase in Conversion Rate upon a Make-Whole Fundamental Change or Notice of Redemption

Holders who convert their notes in connection with a “make-whole fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement) occurring prior to the maturity date or convert their notes called for redemption (or deemed called for redemption) during the related “redemption period” (as defined in the Convertible Notes Preliminary Prospectus Supplement) may be entitled to an increase in the conversion rate for the notes so surrendered for conversion as set forth in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or Notice of Redemption.”

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes for each stock price and effective date set forth below:

Make-Whole Fundamental Change Effective Date	Stock Price
	$8.21	$9.00	$10.00	$11.08	$12.00	$13.00	$14.41	$15.00	$16.00	$20.00	$30.00	$40.00
June 15, 2026	31.5784	28.9156	23.7820	19.4513	16.4958	13.8615	10.9181	9.8960	8.3900	4.3355	0.5457	0.0000
July 1, 2027	31.5784	28.9156	23.7820	19.4513	16.4958	13.8469	10.7876	9.7347	8.1925	4.1120	0.4583	0.0000
July 1, 2028	31.5784	28.9156	23.7820	19.4513	16.2933	13.4108	10.2748	9.2100	7.6650	3.6800	0.3390	0.0000
July 1, 2029	31.5784	28.9156	23.6900	18.4594	15.0658	12.1731	9.1027	8.0793	6.6144	2.9610	0.1647	0.0000
July 1, 2030	31.5784	26.4767	20.5470	15.7825	12.6883	10.0608	7.2991	6.3900	5.1025	2.0200	0.0200	0.0000
July 1, 2031	31.5784	24.7322	17.9740	12.7996	9.6258	7.0900	4.6315	3.8780	2.8681	0.7845	0.0000	0.0000
July 1, 2032	31.5784	20.8869	9.7758	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $40.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•

If the stock price is less than $8.21 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of the notes exceed 121.8026 shares of our common stock, subject to adjustment in the same manner as the conversion rate as set forth in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

Common Stock Offering

Securities:	17,661,388 shares of common stock (or 19,945,188 shares of common stock if the underwriters of the Common Stock Offering exercise their option to purchase additional shares in full)

Offering Size:	$145.0 million (or $163.75 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares in full)

Public Offering Price per Share of Common Stock:	$8.21

Underwriting Discounts:	$0.416 per share of common stock and approximately $7.3 million in the aggregate (or approximately $8.3 million in the aggregate, if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of common stock in full)

Trade Date:	June 11, 2026

Settlement Date:

T+2; June 15, 2026

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the common stock prior to the business day preceding the settlement date will be required, by virtue of the fact that the common stock initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the common stock who wish to trade the common stock prior to the business day preceding the settlement date should consult their own advisors.

Use of Proceeds:	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $137.1 million (or approximately $154.9 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of our common stock in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from the Common Stock Offering, together with the net proceeds from the Convertible Notes Offering, if consummated: (i) to pay the approximately $246.3 million cost of repurchasing for cash approximately $216.0 million in aggregate principal amount at maturity of the Green Convertible Notes in the Note Repurchase Transactions; (ii) to repurchase additional Green Convertible Notes from time to time; and (iii) for working capital and other general corporate purposes. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement.

Sole Bookrunner:	Mogan Stanley & Co. LLC

Co-Manager	Cantor Fitzgerald & Co.

CUSIP/ISIN Numbers for the Common Stock:	CUSIP: 74623V103 / ISIN: US74623V1035

We have filed a registration statement (including a prospectus), the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement with the SEC for the offerings to which this communication relates. Before you invest, you should read the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as applicable, and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the Convertible Notes Preliminary Prospectus Supplement or the Common Stock Preliminary Prospectus Supplement, as applicable (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, email: prospectus@morganstanley.com.

The information in this pricing term sheet is not a complete description of the Notes, the Convertible Notes Offering, the common stock or the Common Stock Offering. You should rely only on the information contained or incorporated by reference in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes or the common stock.

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